American Virtual Cloud Technologies, Inc.

1720 Peachtree Street, Suite 629

Atlanta, GA, 30309

January 5, 2022

Mr. Jeff Kauten

Staff Attorney

Unites States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Virtual Cloud Technologies, Inc. (the “Company”) Form S-3 (the “Registration Statement”) File Number 333-261935

Dear Mr. Kauten:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. on Friday, January 7, 2022, or as soon thereafter as practicable.

Very truly yours,

AMERICAN VIRTUAL CLOUD TECHNOLOGIES, INC.
By:	/s/ Thomas H. King
	Name:	Thomas H. King
	Title:	Chief Financial Officer